FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC COMPLETES ACQUISITION OF

ASSET MANAGEMENT TECHNOLOGY KOREA

Following HSBC's announcement on 1 July 2003 of an agreement to acquire 82.19 per cent of Asset Management Technology Korea Co., Ltd. (AM TeK), the Group has now completed its acquisition of 78.05 per cent of the fund administrator and is expected to complete the purchase of an additional 4.14 per cent by the end of August 2003.

HSBC's acquiring entity, HSBC Asia Pacific Holdings (UK) Limited, is paying in cash the consideration of KRW14.88 billion (US$12.62 million) for the 82.19 per cent stake in AM TeK. HSBC has acquired the equity shareholdings in AM TeK from Daehan Investment and Securities Co., Ltd., AM TeK's largest stakeholder, and other shareholders.

With KRW29 trillion (US$24.5 billion) of assets under administration at 31 May 2003, AM TeK is the largest fund administrator in Korea's growing unit trust and mutual fund market. AM TeK's client base includes a number of Korea's largest investment trust management companies, asset management companies and foreign fund managers.

The remaining 17.81 per cent will be held by AM TeK's existing shareholders.

Notes to editors:

1. HSBC in Korea

The HSBC Group's presence in Korea dates back to the late 1890s, when agencies were established in Chemulpo (Inchon) and Seoul. The Group now has full branches in Pusan and Seoul and is also represented in Korea by HSBC Insurance Brokers (Asia-Pacific) Limited and HSBC Forfaiting (Asia) Pte Limited. HSBC in Korea provides a broad range of banking services including custody and clearing, trustee services, corporate and commercial banking, payments and cash management, treasury and capital markets, trade services and personal financial services.

2. The HSBC Group

The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,500 offices in 80 countries and territories and assets of over US$759 billion at 31 December 2002, is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: August 04, 2003